SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Duoyuan Global Water Inc.
(Name of Issuer)

Ordinary Shares, par value $0.000033 per share
(Title of Series of Securities)

2660431081
(CUSIP number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GEEMF III Holdings MU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF	5	SOLE VOTING POWER 6,000,000 Ordinary Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 6,000,000 Ordinary Shares
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ** ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%2
12	TYPE OF REPORTING PERSON ** OO (private company)

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(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

(2)  Percentage of beneficial ownership is based on 43,702,631 Ordinary Shares outstanding as of September 30, 2009, as further described in Amendment No. 3 to Form F-1 as filed with the Securities and Exchange Commission on January 25, 2010.

Item 1.

The name of the issuer is Duoyuan Global Water Inc.  The address of the issuer’s principal executive offices is No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing 102600, People’s Republic of China.

Item 2.

2(a) The name of the Reporting Person is GEEMF III Holdings MU.

2(b) The address of the Reporting Person is c/o International Financial Services Ltd., IFS Court, Twenty-Eight Cybercity, Ebene, Mauritius 00000.

2(c) Mauritius

2(d) Ordinary Shares, par value $0.000033 per share

2(e) 266043108, which is the CUSIP number for the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

Item 3.

Not Applicable

Item 4.

4(a) As of December 31, 2009, the Reporting Person beneficially owned 6,000,000 Ordinary Shares.

4(b) The 6,000,000 Ordinary Shares beneficially owned by the Reporting Person on December 31, 2009 represented 13.7% of the Ordinary Shares outstanding as of September 30, 2009, based on the calculation described in item 11 of the cover page.

4(c) The Reporting Person has sole power to vote or direct the vote of, and dispose or direct the disposition of, 6,000,000 Ordinary Shares.

Item 5.

Not Applicable

Item 6.

Not Applicable

Item 7.

Not Applicable

Item 8.

Not Applicable

Item 9.

Not Applicable

Item 10.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEEMF III Holdings MU

/s/ H. Jeffrey Leonard

Name: H. Jeffrey Leonard

Title: Director

Dated: February 17, 2010